Consent of Independent Registered Public Accounting Firm

We consent to the incorporation in this Registration Statement of Directview Holdings, Inc. and Subsidiaries on Form S-1, of our report dated April 17, 2018 with respect to our audit of the consolidated financial statements of Directview Holdings, Inc. and Subsidiaries, Inc. as of December 31, 2017, and for year then ended, which report is included in this Registration Statement.

The consolidated financial statements as of December 31, 2016, were audited by D’Arelli Pruzansky, P.A., who sold its audit practice to Assurance Dimensions, Inc. as of May 3, 2017, and whose report dated April 17, 2017, expressed an unmodified opinion on those statements.

/s/ Assurance Dimensions
Certified Public Accountants

Coconut Creek, Florida

July 19, 2018